EXHIBIT  11

APPLIED NANOTECH HOLDINGS, INC.

COMPUTATION OF (LOSS) PER COMMON SHARE

	Three months ended December 31,			Year ended December 31,
	2010	2009	2008	2010	2008	2007
Basic Earnings Per Share

Net income (loss) applicable
to common shareholders	$1,616,455	$(661,029)	$(518,670)	$411,304	$(2,152,605)	$(2,685,867)

Weighted average number
of common shares	109,738,048	107,473,133	107,372,191	108,835,772	107,427,877	107,292,686

Net income (loss) per
per share	$0.01	$(0.01)	$(0.01)	$0.00	$(0.02)	$(0.03)

Fully Diluted Earnings Per Share

Net income (loss) applicable
to common shareholders	$1,616,455	(1)	(1)	$411,304	(1)	(1)

Weighted average number
of common shares	110,472,929	(1)	(1)	109,069,525	(1)	(1)

Net income (loss) per
per share	$0.01	(1)	(1)	$0.00	(1)	(1)

(1)	No computation of diluted loss per common share is included for the any periods with losses because such computation results in an antidilutive loss per common share.